Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 29 7781 2000 F +44 (0) 20 7781 1800
Media release

New chief executives of Iron Ore and Copper

14 February 2013

Rio Tinto has appointed Andrew Harding as Iron Ore chief executive, replacing Sam Walsh who became Rio Tinto chief executive in January 2013. Andrew’s successor as Copper chief executive is Jean-Sebastien Jacques, formerly Copper president, International Operations. He will join the Executive Committee. Both appointments take effect today.

Sam Walsh said “These two appointments strengthen our senior management team and are in line with our strategy of developing the next generation of talented Rio Tinto leaders.

“Andrew’s experience across a range of Rio Tinto businesses and countries and his three years on the Executive Committee mean he is ideally placed to run the highest-earning business in the Group. He has done an excellent job leading the Copper product group including taking Oyu Tolgoi from the drawing board to an operational mine on the verge of commercial production. He began his Rio Tinto career in our Iron Ore business in the Pilbara when it was a smaller operation and now he is ready to take it to the next stage by expanding capacity by more than half in just over two years.

“Jean-Sebastien has been with Rio Tinto for just over a year and has made a real impact and injected some fresh thinking into the Copper business. He has extensive experience in the steel and aluminium industries and has recently been leading work in Mongolia, as well as being responsible for mines and projects from Australia to South Africa. He will be an excellent addition to our executive team.”

Andrew Harding will be based in Perth, Western Australia and Jean-Sebastien Jacques will remain based in London.

Notes to editors

Andrew Harding was appointed chief executive of Rio Tinto Copper in November 2009. He joined Rio Tinto in 1992 and spent seven years in the Iron Ore business, latterly as manager, Mine Operations. Andrew went on to roles in Coal, Energy, Aluminium and Technology & Innovation. Prior to his appointment to chief executive Copper, Andrew was president and chief executive officer, Kennecott Utah Copper.

Jean-Sebastian Jacques joined Rio Tinto in October 2011 from Tata Steel Group, where he was group director, Strategy. There he reported to the chief executive of Tata Steel and was a member of the company’s Executive Committee. Prior to that he spent four years as corporate development and strategy director at steelmaker Corus, and has worked for aluminium company Pechiney.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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